SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

I Additional financial information

I(i) Group capital position
Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Estimated GWS capital position note (1)

As at 30 June 2024, the estimated shareholder GWS capital surplus over the GPCR is $15.2 billion (31 December 2023: $16.1 billion), representing a coverage ratio of 282 per cent (31 December 2023: 295 per cent) and the estimated total GWS capital surplus over the GPCR is $18.7 billion (31 December 2023: $19.0 billion), representing a coverage ratio of 192 per cent (31 December 2023: 197 per cent). The estimated Group Tier 1 capital resources are $17.4 billion with headroom over the GMCR of $11.5 billion (31 December 2023: $18.3 billion with headroom of $12.4 billion), representing a coverage ratio of 297 per cent (31 December 2023: 313 per cent).

	30 Jun 2024			31 Dec 2023			Change in total
	Shareholder	Add policyholder	Total	Shareholder	Add policyholder	Total
		note (2)	note (3)		note (2)	note (3)	note (4)
Group capital resources ($bn)	23.5	15.4	38.9	24.3	14.3	38.6	0.3
of which: Tier 1 capital resources ($bn) note (5)	16.4	1.0	17.4	17.1	1.2	18.3	(0.9)

Group Minimum Capital Requirement ($bn)	4.8	1.1	5.9	4.8	1.1	5.9	-
Group Prescribed Capital Requirement ($bn)	8.3	11.9	20.2	8.2	11.4	19.6	0.6

GWS capital surplus over GPCR ($bn)	15.2	3.5	18.7	16.1	2.9	19.0	(0.3)
GWS coverage ratio over GPCR (%)	282%		192%	295%		197%	(5)%

GWS Tier 1 surplus over GMCR ($bn)			11.5			12.4	(0.9)
GWS Tier 1 coverage ratio over GMCR (%)			297%			313%	(16)%

Notes
(1)      To reflect the recent Federal Court of Malaysia decision as described in the IFRS financial statements note D2, the 30 June 2024 GWS capital results now reflect a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The 31 December 2023 GWS capital results have not been restated as they reflect the facts and circumstances at that time. Allowing for the non-controlling interest as a pro-forma adjustment at 31 December 2023 the estimated shareholder GWS capital surplus over GPCR reduces to $15.9 billion with a coverage ratio of 298 per cent and the estimated total GWS capital surplus over GPCR reduces to $18.8 billion with a coverage ratio of 198 per cent. The total GWS Tier 1 surplus over GMCR reduces to $12.1 billion with a coverage ratio of 319 per cent.
(2)      This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(3)      The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.
(4)      Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.
(5)      The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 30 June 2024, total Tier 1 capital resources of $17.4 billion comprises: $23.5 billion of total shareholder capital resources; less $3.6 billion of Prudential plc issued subordinated and senior Tier 2 debt capital; less $3.5 billion of local regulatory tiering classifications which are classified as GWS Tier 2 capital resources primarily in Singapore and the Chinese Mainland; plus $1.0 billion of Tier 1 capital resources in policyholder funds.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 30 June 2024 and 31 December 2023 are shown below, for both the shareholder and the total capital position.

	Shareholder
	30 Jun 2024		31 Dec 2023
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	15.2	282%	16.1	295%
Impact of:
10% increase in equity markets	0.7	1%	0.4	(3)%
20% fall in equity markets	(2.1)	(12)%	(2.5)	(17)%
50 basis points reduction in interest rates	1.4	17%	0.7	11%
100 basis points increase in interest rates	(2.7)	(32)%	(2.1)	(25)%
100 basis points increase in credit spreads	(0.8)	(9)%	(1.0)	(12)%

	Total
	30 Jun 2024		31 Dec 2023
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	18.7	192%	19.0	197%
Impact of:
10% increase in equity markets	1.5	2%	1.2	1%
20% fall in equity markets	(3.4)	(8)%	(4.0)	(13)%
50 basis points reduction in interest rates	1.1	6%	0.4	3%
100 basis points increase in interest rates	(2.0)	(11)%	(1.4)	(8)%
100 basis points increase in credit spreads	(1.2)	(6)%	(1.4)	(7)%

The sensitivity results assume instantaneous market movements, hence reflect the current investment portfolio and all consequential impacts as at the valuation date.  If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown above. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented above. Management could also take additional actions to help mitigate the impact of these stresses including, but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)

A summary of the movement in the 31 December 2023 regulatory GWS capital surplus (over GPCR) of $19.0 billion to $18.7 billion at 30 June 2024 is set out in the table below.

Half year 2024 $bn
Total GWS surplus at 1 Jan (over GPCR)	19.0
Shareholder free surplus generation
In force operating capital generation	1.1
Investment in new business	(0.4)
Total operating free surplus generation	0.7
External dividends	(0.4)
Non-operating movements including market movements	(0.7)
Other capital movements (including foreign exchange movements)	(0.3)
Adjustment to non-controlling interest for Malaysia conventional life business	(0.2)
Movement in free surplus (see EEV basis results for further detail)	(0.9)
Other movements in GWS shareholder surplus not included in free surplus	0.0
Movement in contribution from GWS policyholder surplus (over GPCR)	0.6
Net movement in GWS capital surplus (over GPCR)	(0.3)
Total GWS surplus at 30 Jun (over GPCR)	18.7

Further detail on the movement in free surplus of $(0.9) billion is included in the Movement in Group free surplus section of the Group's EEV basis results.

Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus to better reflect shareholder resources that are available for distribution.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources

Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.

-   Total eligible capital resources increased by $0.3 billion to $38.9 billion at 30 June 2024 (31 December 2023: $38.6 billion). This includes a $(0.9) billion reduction in tier 1 group capital to $17.4 billion (31 December 2023: $18.3 billion) more than offset by a $1.2 billion increase in tier 2 group capital to $21.5 billion (31 December 2023: $20.3 billion). The increase in total eligible capital resources is primarily driven by positive operating capital generation over the period, partially offset by external dividends paid and market (including foreign exchange) movements over the period.
-   Total regulatory GPCR increased by $0.6 billion to $20.2 billion at 30 June 2024 (31 December 2023: $19.6 billion) while the total regulatory GMCR of $5.9 billion at 30 June 2024 was broadly unchanged (31 December 2023: $5.9 billion). Movements in the GPCR and GMCR are primarily driven by increases from new business sold over the period, offset by the release of capital as the policies matured, or were surrendered and market (including foreign exchange) movements over the period.

Reconciliation of Free Surplus to total regulatory GWS capital surplus (over GPCR)

	30 Jun 2024 $bn
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles note (1)	13.9	6.0	7.9
Restrictions applied in free surplus for China C-ROSS II note (2)	1.4	1.4	0.0
Restrictions applied in free surplus for HK RBC note (3)	6.0	0.8	5.2
Restrictions applied in free surplus for Singapore RBC note (4)	2.1	0.1	2.0
Other	0.1	0.0	0.1
Add GWS policyholder surplus contribution	15.4	11.9	3.5
Total regulatory GWS capital surplus (over GPCR)	38.9	20.2	18.7

Notes
(1)      As per the 'Free surplus excluding distribution rights and other intangibles' shown in the statement of Movement in Group free surplus of the Group's EEV basis results.
(2)      Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in the Chinese Mainland and includes a requirement to establish a deferred profit liability within EEV net worth which can be used to reduce the EEV required capital. This approach is used to assist in setting free surplus so that it reflects resources potentially available for distribution.
(3)      EEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus that is not considered distributable immediately. This includes HK RBC technical provisions that are lower than policyholder asset shares or cash surrender floors as well as the value of future shareholder transfers from participating business (net of associated required capital) which are included in the shareholder GWS capital position.
(4)      EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

Reconciliation of Group IFRS shareholders' equity to Group total GWS capital resources

30 Jun 2024 $bn
Group IFRS shareholders' equity	16.2
Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position	(4.4)
Add debt treated as capital under GWS note (1)	3.6
Asset valuation differences note (2)	(0.7)
Remove IFRS 17 CSM (including joint ventures and associates) note (3)	19.6
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4)	3.7
Differences in associated net deferred tax liabilities note (5)	0.6
Other note (6)	0.3
Group total GWS capital resources	38.9

Notes
(1)      As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.
(2)      Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(3)      The IFRS 17 CSM represents a discounted stock of unearned profit which is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroisation of future profits) is captured in the liability valuation differences line.
(4)      Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.
(5)      Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
(6)      Other differences mainly reflect the inclusion of subordinated debt in Chinese Mainland as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

-   For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
-   The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.
-   For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
-   For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
-   For entities where the Group's interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;
-   Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;

-   At 30 June 2024 all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars. Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;
-   The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
-   Prudential also presents a shareholder GWS capital basis which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I(ii) Analysis of total segment profit by business unit
The table below presents the half year 2023 results on both AER and CER bases to eliminate the impact of exchange translation. The half year 2023 CER results were calculated using the half year 2024 average exchange rates.
	2024 $m	2023 $m		2024 vs 2023%		2023 $m
	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
CPL	197	164	157	20%	25%	368
Hong Kong	504	554	555	(9)%	(9)%	1,013
Indonesia	132	109	103	21%	28%	221
Malaysia	152	165	155	(8)%	(2)%	305
Singapore	343	270	268	27%	28%	584
Growth markets and other
Philippines	61	59	57	3%	7%	146
Taiwan	83	54	52	54%	60%	115
Thailand	43	52	49	(17)%	(12)%	120
Vietnam	148	192	181	(23)%	(18)%	357
Other	75	56	53	34%	42%	86
Share of related tax charges from life joint ventures and associate	(48)	(39)	(37)	(23)%	(30)%	(78)
Insurance business	1,690	1,636	1,593	3%	6%	3,237
Eastspring	155	146	143	6%	8%	280
Total segment profit	1,845	1,782	1,736	4%	6%	3,517

(a)  Eastspring adjusted operating profit

	2024 $m	2023 AER $m
	Half year	Half year	Full year
Operating income before performance-related fees note (1)	363	351	700
Performance-related fees	1	2	(2)
Operating income (net of commission) note (2)	364	353	698
Operating expense note (2)	(183)	(185)	(372)
Group's share of tax on joint ventures' operating profit	(26)	(22)	(46)
Adjusted operating profit	155	146	280

Average funds managed or advised by Eastspring	$238.2bn	$228.8bn	$225.9bn
Margin based on operating income note (3)	30bps	31bps	31bps
Cost/income ratio note II(v)	50%	53%	53%

Notes
(1)      Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). During the second half of 2023 the Group reclassified funds under management and associated income between Retail and Institutional. Amounts are now classified as retail or institutional based on whether the owner of the holding, where known, is a retail or institutional investor. Half year 2023 comparatives have been restated to be on a comparable basis.

	Retail	Margin	Institutional	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
Half year 2024	194	62	169	20	363	30
Half year 2023	174	69	177	20	351	31
Full year 2023	353	67	347	20	700	31

(2)      Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this Additional information.
(3)      Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

(b)  Eastspring total funds under management or advice

Eastspring manages funds from external parties and also funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised by Eastspring. All amounts are presented on an AER basis unless otherwise stated.

	2024 $bn	2023 $bn
	30 Jun	30 Jun	31 Dec
External funds under management, excluding funds managed on behalf of M&G plc note (1)
Retail	59.8	46.5	50.8
Institutional	31.0	30.4	31.6
Money market funds (MMF)	12.8	11.8	11.8
	103.6	88.7	94.2
Funds managed on behalf of M&G plc note (2)	1.8	2.4	1.9

External funds under management	105.4	91.1	96.1
Internal funds:
Internal funds under management	109.8	107.8	110.0
Internal funds under advice	32.2	28.8	31.0
	142.0	136.6	141.0
Total funds under management or advice note (3)	247.4	227.7	237.1

Notes
(1)  During the second half of 2023 the Group reclassified funds under management and associated income between Retail and Institutional. Half year 2023 comparatives have been restated to be on a comparable basis. Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2024 $m	2023 $m
	Half year	Half year	Full year
At beginning of period	94,123	81,949	81,949
Market gross inflows	52,335	44,910	91,160
Redemptions	(48,543)	(42,327)	(85,983)
Market and other movements	5,674	4,236	6,997
At end of period	103,589	88,768	94,123

*      In the table above the ending balance of $103,589 million includes $12,787 million relating to Asia Money Market Funds (MMF) at 30 June 2024 (30 June 2023: $11,848 million; 31 December 2023: $11,775 million). Investment flows for half year 2024 include Eastspring MMF gross inflows of $34,156 million (half year 2023: $33,742 million; full year 2023: $66,340 million) and net inflows of $904 million (half year 2023: $727 million; full year 2023: $1,123 million).

(2)      Movements in funds managed on behalf of M&G plc are analysed below:

	2024 $m	2023 $m
	Half year	Half year	Full year
At beginning of period	1,924	9,235	9,235
Net flows	(56)	(7,116)	(7,604)
Market and other movements	(98)	237	293
At end of period	1,770	2,356	1,924

(3)      Total funds under management or advice are analysed by asset class below (multi-asset funds include a mix of debt, equity and other investments):

	30 Jun 2024						30 Jun 2023		31 Dec 2023
	Funds under management		Funds under advice		Total		Total		Total
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	58.0	27%	2.1	6%	60.1	24%	49.3	22%	52.1	22%
Fixed income	37.1	17%	6.1	19%	43.2	17%	42.3	18%	43.9	19%
Multi-asset	104.4	49%	24.0	75%	128.4	52%	121.0	53%	126.1	53%
Alternatives	2.0	1%	-	-	2.0	1%	2.1	1%	2.1	1%
MMF	13.7	6%	-	-	13.7	6%	13.0	6%	12.9	5%
Total funds	215.2	100%	32.2	100%	247.4	100%	227.7	100%	237.1	100%

I(iii) Group funds under management
For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses. It excludes the assets classified as held for sale. All amounts are presented on an AER basis unless otherwise stated.
	2024 $bn	2023 $bn
	30 Jun	30 Jun	31 Dec
Internal funds	183.1	173.9	183.3
Eastspring external funds, including M&G plc note I(ii)	105.4	91.1	96.1
Total Group funds under management note	288.5	265.0	279.4

Note
Total Group funds under management comprise:
	2024 $bn	2023 $bn
	30 Jun	30 Jun	31 Dec
Total investments held on the balance sheet (including Investment in joint ventures and associates accounted for using the equity method)	161.5	155.1	162.9
External funds of Eastspring, including M&G plc	105.4	91.1	96.1
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	21.6	18.8	20.4
Total Group funds under management	288.5	265.0	279.4

I(iv) Holding company cash flow
The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity. All amounts are presented on an AER basis unless otherwise stated.
	2024 $m	2023 $m
	Half year	Half year	Full year
Net cash remitted by business units note (1)	1,310	1,024	1,611
Net interest received (paid)	16	(40)	(51)
Corporate expenditure note (2)	(233)	(155)	(271)
Centrally funded recurring bancassurance fees	(198)	(160)	(182)
Total central outflows	(415)	(355)	(504)
Holding company cash flow before dividends and other movements	895	669	1,107
Dividends paid	(390)	(361)	(533)
Operating holding company cash flow after dividends but before other movements	505	308	574
Other movements
Redemption of debt	-	(371)	(393)
Share repurchases/buybacks	(60)	-	-
Other corporate activities note (3)	12	282	226
Total other movements	(48)	(89)	(167)
Net movement in holding company cash flow	457	219	407
Cash and short-term investments at beginning of period	3,516	3,057	3,057
Foreign exchange movements	(2)	38	52
Cash and short-term investments at end of period	3,971	3,314	3,516

Notes
(1)    Net cash remitted by business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation. The remittances in full year 2023 were net of cash advanced to CPL of $176 million that has subsequently been converted into capital injection in half year 2024.
(2)      Including IFRS 17 implementation and restructuring costs paid in the period.
(3)      Cash inflows from other corporate activities were $12 million (half year 2023: $282 million; full year 2023: $226 million), with 2023 largely related to proceeds received from the sale of our remaining shares in Jackson Financial Inc., as well as dividend receipts.

Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance. The table below shows the reconciliation of the Cash and cash equivalents unallocated to a segment (Central operations) held on the IFRS balance sheet (as shown in note C1) and Cash and short-term investments held by holding companies at the end of each period:

	2024 $m	2023 $m
	30 Jun	30 Jun	31 Dec
Cash and cash equivalents of Central operations held on balance sheet	2,853	2,752	1,590
Less: amounts from commercial paper	(660)	(529)	(699)
Add: Deposits with credit institutions of Central operations held on balance sheet	1,778	1,091	2,625
Cash and short-term investments	3,971	3,314	3,516

I(v) New business schedules

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. Insurance products refer to those classified as contracts of insurance business for local regulatory reporting purposes. New business premiums reflect those premiums attaching to covered business, including premiums from contracts designated as investment contracts under IFRS reporting. Regular premium products are shown on an annualised basis.

The details shown for insurance products include contributions from contracts that are classified under IFRS 17, 'Insurance Contracts', as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS 17, primarily represent unit-linked business and which are included on the balance sheet as investment contracts and similar contracts written in insurance operations.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 17, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Annual premium equivalent (APE) and new business profit (NBP) are determined using the EEV methodology set out in note 6 of our EEV basis results supplement. In determining the EEV basis value of new business written in the period when policies incept, premiums are included at projected cash flows on the same basis of distinguishing regular and single premium business as set out for local statutory basis reporting. APE sales are subject to rounding.

In Schedule A, B and C below, new business in CPL is included at Prudential's 50 per cent interest in the joint venture; new business in India is included at Prudential's 22 per cent interest in the associate. In schedule D below, Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business. All other businesses are included at 100 per cent.

Schedule A Insurance new business (AER and CER)

AER	Single premiums			Regular premiums			APE			PVNBP
	Half year			Half year			Half year			Half year
	2024	2023	+/(-)	2024	2023	+/(-)	2024	2023	+/(-)	2024	2023	+/(-)
	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL	119	397	(70)%	312	355	(12)%	324	394	(18)%	1,054	1,481	(29)%
Hong Kong	105	116	(9)%	945	1,015	(7)%	955	1,027	(7)%	4,695	5,364	(12)%
Indonesia	126	132	(5)%	95	137	(31)%	107	150	(29)%	433	629	(31)%
Malaysia	40	46	(13)%	187	180	4%	191	185	3%	857	915	(6)%
Singapore	556	535	4%	394	332	19%	450	386	17%	2,663	2,441	9%
Growth markets:
Africa	4	4	0%	73	84	(13)%	74	85	(13)%	149	170	(12)%
Cambodia	1	1	0%	11	9	22%	12	9	33%	47	38	24%
India	145	130	12%	132	115	15%	148	128	16%	748	619	21%
Laos	-	-	-	-	-	-	-	-	-	1	1	0%
Myanmar	-	-	-	3	3	0%	3	3	0%	10	8	25%
Philippines	21	38	(45)%	70	90	(22)%	72	94	(23)%	251	331	(24)%
Taiwan	89	54	65%	563	335	68%	571	339	68%	2,137	1,254	70%
Thailand	59	71	(17)%	131	111	18%	136	118	15%	551	470	17%
Vietnam	14	8	75%	67	108	(38)%	68	109	(38)%	481	709	(32)%
Total insurance operations	1,279	1,532	(17)%	2,983	2,874	4%	3,111	3,027	3%	14,077	14,430	(2)%

CER	Single premiums			Regular premiums			APE			PVNBP
	Half year			Half year			Half year			Half year
	2024	2023	+/(-)	2024	2023	+/(-)	2024	2023	+/(-)	2024	2023	+/(-)
	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL	119	382	(69)%	312	341	(9)%	324	379	(15)%	1,054	1,423	(26)%
Hong Kong	105	117	(10)%	945	1,017	(7)%	955	1,029	(7)%	4,695	5,377	(13)%
Indonesia	126	125	1%	95	130	(27)%	107	142	(25)%	433	595	(27)%
Malaysia	40	44	(9)%	187	170	10%	191	174	10%	857	863	(1)%
Singapore	556	531	5%	394	329	20%	450	383	17%	2,663	2,421	10%
Growth markets:
Africa	4	3	33%	73	63	16%	74	64	16%	149	125	19%
Cambodia	1	1	0%	11	9	22%	12	9	33%	47	38	24%
India	145	127	14%	132	113	17%	148	126	17%	748	611	22%
Laos	-	-	-	-	-	-	-	-	-	1	1	0%
Myanmar	-	-	-	3	3	0%	3	3	0%	10	8	25%
Philippines	21	37	(43)%	70	87	(20)%	72	91	(21)%	251	321	(22)%
Taiwan	89	51	75%	563	322	75%	571	327	75%	2,137	1,202	78%
Thailand	59	67	(12)%	131	105	25%	136	111	23%	551	444	24%
Vietnam	14	8	75%	67	102	(34)%	68	102	(33)%	481	669	(28)%
Total insurance operations	1,279	1,493	(14)%	2,983	2,791	7%	3,111	2,940	6%	14,077	14,098	0%

Schedule B Insurance new business APE and PVNBP (AER and CER)
APE	2023 AER $m		2023 CER $m		2024 AER $m
	H1	H2	H1	H2	H1
CPL	394	140	379	145	324
Hong Kong	1,027	939	1,029	939	955
Indonesia	150	127	142	123	107
Malaysia	185	199	174	197	191
Singapore	386	401	383	402	450
Growth markets:
Africa	85	73	64	63	74
Cambodia	9	9	9	9	12
India	128	105	126	105	148
Laos	-	-	-	-	-
Myanmar	3	3	3	3	3
Philippines	94	81	91	80	72
Taiwan	339	556	327	549	571
Thailand	118	128	111	126	136
Vietnam	109	88	102	86	68
Total insurance operations	3,027	2,849	2,940	2,827	3,111

PVNBP	2023 AER $m		2023 CER $m		2024 AER $m
	H1	H2	H1	H2	H1
CPL	1,481	539	1,423	561	1,054
Hong Kong	5,364	5,080	5,377	5,080	4,695
Indonesia	629	507	595	493	433
Malaysia	915	1,062	863	1,045	857
Singapore	2,441	2,913	2,421	2,917	2,663
Growth markets:
Africa	170	156	125	134	149
Cambodia	38	36	38	36	47
India	619	526	611	526	748
Laos	1	1	1	1	1
Myanmar	8	11	8	11	10
Philippines	331	281	321	277	251
Taiwan	1,254	2,054	1,202	2,030	2,137
Thailand	470	529	444	516	551
Vietnam	709	612	669	592	481
Total insurance operations	14,430	14,307	14,098	14,219	14,077

Note
Comparative results for the first half (H1) and second half (H2) of 2023 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year-to-date).

Schedule C Insurance new business profit and margin (AER and CER)
	2023 AER $m		2023 CER $m		2024 AER $m
	HY	FY	HY	FY	HY
New business profit ($m)
CPL	171	222	164	218	115
Hong Kong	670	1,411	672	1,413	651
Indonesia	61	142	58	136	47
Malaysia	73	167	69	161	69
Singapore	198	484	197	482	226
Growth markets and other	316	699	297	672	360
Total insurance business	1,489	3,125	1,457	3,082	1,468

New business margin (NBP as a % of APE)
CPL	43%	42%	43%	42%	35%
Hong Kong	65%	72%	65%	72%	68%
Indonesia	41%	51%	41%	51%	44%
Malaysia	39%	43%	40%	43%	36%
Singapore	51%	61%	51%	61%	50%
Growth markets and other	36%	36%	36%	36%	33%
Total insurance business	49%	53%	50%	53%	47%

New business margin (NBP as a % of PVNBP)
CPL	12%	11%	12%	11%	11%
Hong Kong	12%	14%	12%	14%	14%
Indonesia	10%	13%	10%	13%	11%
Malaysia	8%	8%	8%	8%	8%
Singapore	8%	9%	8%	9%	8%
Growth markets and other	9%	9%	9%	9%	8%
Total insurance business	10%	11%	10%	11%	10%

Schedule D Investment flows and FUM (AER)

	2023 AER $m		2024 AER $m
Eastspring:	H1	H2	H1
Third-party retail:
Opening FUM	42,696	46,551	50,779
Net flows:
Gross Inflows	7,237	10,738	12,863
Redemptions	(5,337)	(7,110)	(8,501)
	1,900	3,628	4,362
Other movements	1,955	600	4,669
Closing FUM	46,551	50,779	59,810

Third-party institutional:
Opening FUM	28,758	30,369	31,569
Net flows:
Gross Inflows	3,932	2,914	5,316
Redemptions	(3,975)	(4,344)	(6,791)
	(43)	(1,430)	(1,475)
Other movements	1,654	2,630	898
Closing FUM	30,369	31,569	30,992

Total third-party closing FUM (excluding MMF and funds held on behalf of M&G plc)	76,920	82,348	90,802

II Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances. All amounts are presented on an AER basis unless otherwise stated.

II(i) Adjusted operating profit
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. Management believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period, including short-term fluctuations in investment returns and loss on corporate transactions. A full reconciliation to profit after tax is given in note B1.1 to the IFRS consolidated financial statements.

II(ii) Adjusted shareholders' equity

Adjusted shareholders' equity is calculated by adding the IFRS 17 expected future profit excluding the amount attributable to non-controlling interests and related tax (shareholder CSM), to IFRS shareholders' equity for all entities in the Group, including life joint ventures and associates. Management believes this is a helpful measure that provides a reconciliation to the EEV framework which is often used for valuations. The main difference between the Group's EEV measure and adjusted shareholders' equity is economics as explained in note II(viii). See note C3.1 to the IFRS condensed consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group's share relating to joint ventures and associates and a reconciliation from IFRS shareholders' equity to adjusted shareholders' equity.

II(iii) Return on IFRS shareholders' equity
This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results. Half year profits are annualised by multiplying by two.

	2024 $m	2023 $m
	Half year*	Half year	Full year
Adjusted operating profit	1,544	1,462	2,893
Tax on adjusted operating profit	(273)	(221)	(444)
Non-controlling interests' share of adjusted operating profit	(71)	(3)	(11)
Adjusted operating profit, net of tax and non-controlling interests	1,200	1,238	2,438

IFRS shareholders' equity at beginning of period	16,966	16,731	16,731
IFRS shareholders' equity at end of period	16,171	17,159	17,823
Average IFRS shareholders' equity	16,569	16,945	17,277
Operating return on average IFRS shareholders' equity (%)	14%	15%	14%

*      Operating profit and IFRS shareholders' equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.

II(iv) IFRS shareholders' equity per share
IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period.

	2024	2023
	30 Jun	30 Jun	31 Dec
Number of issued shares at the end of the period (million shares)	2,748	2,753	2,754
Closing IFRS shareholders' equity ($ million)	16,171	17,159	17,823
Group IFRS shareholders' equity per share (cents)	588¢	623¢	647¢

Closing adjusted shareholders' equity ($ million)	34,682	36,445	37,346
Group adjusted shareholders' equity per share (cents)	1,262¢	1,324¢	1,356¢

II(v) Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2024 $m	2023 $m
	Half year	Half year	Full year
IFRS revenue	279	257	497
Share of revenue from joint ventures and associates	183	158	330
Commissions and other	(98)	(62)	(129)
Performance-related fees	(1)	(2)	2
Operating income before performance-related fees note	363	351	700

IFRS charges	215	185	376
Share of expenses from joint ventures and associates	66	62	125
Commissions and other	(98)	(62)	(129)
Operating expense	183	185	372
Cost/income ratio (operating expense/operating income before performance-related fees)	50%	53%	53%

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other revenue' and 'non-insurance expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the IFRS condensed consolidated income statement, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Insurance premiums
New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the period, which is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products. Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the period and renewal premiums on business sold in previous periods but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements. The Group believes that renewal premiums and gross premiums earned are useful measures of the Group's business volumes and growth during the period.

	2024 $m	2023 $m
	Half year	Half year	Full year
Gross premiums earned	11,512	10,961	22,248
Gross premiums earned from joint ventures and associates	2,101	2,090	3,973
Total Group, including joint ventures and associates	13,613	13,051	26,221

Renewal insurance premiums	9,274	8,922	18,125
Annual premium equivalent (APE)	3,111	3,027	5,876
Life weighted premium income	12,385	11,949	24,001

II(vii) Reconciliation between EEV new business profit and IFRS new business CSM

	2024 $m	2023 $m
	Half year	Half year	Full year
EEV new business profit	1,468	1,489	3,125
Economics and other note (1)	(386)	(411)	(1,006)
New rider sales note (2)	(32)	(42)	(94)
Related tax on IFRS new business CSM note (3)	163	160	323
IFRS new business CSM	1,213	1,196	2,348

Notes
(1)      EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with assets assumed to earn and the cash flows discounted at risk free plus liquidity premium (where applicable). Both measures update these assumptions each period end based on current interest rates.
(2)      Under EEV, new business profit arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period new business profit. Under IFRS 17 reporting, new business profit from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.
(3)      IFRS 17 new business CSM is gross of tax, while EEV new business profit is net of tax. Accordingly, the related tax that on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

II(viii) Reconciliation between EEV shareholders' equity and IFRS shareholders' equity
The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the periods:

	2024 $m	2023 $m
	30 Jun	30 Jun	31 Dec
EEV shareholders' equity	43,286	43,704	45,250
Adjustments for non-market risk allowance:
Remove: Allowance for non-market risks in EEV note (1)	2,866	2,972	2,968
Add: IFRS risk adjustment, net of related deferred tax adjustments note (2)	(2,230)	(1,951)	(2,279)
Mark-to-market value adjustment of the Group's core structural borrowings note (3)	(282)	(389)	(274)
Economics and other valuation differences note (4)	(8,958)	(7,891)	(8,319)
Adjusted shareholders' equity note II(ii)	34,682	36,445	37,346
Remove: Shareholders' CSM, net of reinsurance (see note C3.1 to the IFRS financial statements)	(21,062)	(22,125)	(22,379)
Add: Related deferred tax adjustments for the above	2,551	2,839	2,856
IFRS shareholders' equity	16,171	17,159	17,823

Notes
(1)      The allowance for non-diversifiable non-market risk in EEV comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate.
(2)      Includes the Group's share of results from life joint ventures and associates, net of reinsurance.
(3)      The Group's core structural borrowings are fair valued under EEV but are held at amortised cost under IFRS.
(4)      EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses which are small.

II(ix) Return on embedded value
To enhance comparability within the markets where we operate the calculation of operating return on embedded value has been adjusted at half year 2024 to be calculated as EEV operating profit for the period, after non-controlling interests, as a percentage of opening EEV basis shareholders' equity, excluding goodwill, distribution rights and other intangibles. Comparatives have been restated accordingly.
	2024 $m	2023 $m
	Half year*	Half year	Full year
EEV operating profit for the period	2,296	2,155	4,546
Non-controlling interests' share of EEV operating profit	(66)	(11)	(20)
EEV operating profit, net of non-controlling interests	2,230	2,144	4,526

EEV shareholders' equity excluding goodwill and intangibles at beginning of period	38,871	37,583	37,583
Operating return on opening EEV shareholders' equity excluding goodwill and intangibles (%)	11%	11%	12%
*      Operating profit and EEV shareholders' equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.

Previously the operating return on embedded value was calculated as the EEV operating profit for the period as a percentage of average EEV basis shareholders' equity as shown below:

	2024 $m	2023 $m
	Half year	Half year	Full year
Operating return on average EEV shareholders' equity (%)	10%	10%	10%

Similar to return on embedded value, new business profit over embedded value has been revised to be calculated as the EEV new business profit for the period as a percentage of opening EEV basis shareholders' equity for insurance business operations, excluding goodwill, distribution rights and other intangibles attributable to equity holders. Comparatives have been restated accordingly. New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests. Half year profits are annualised by multiplying by two.

	2024 $m	2023 $m
	Half year	Half year	Full year
New business profit	1,468	1,489	3,125

EEV shareholders' equity for insurance business, excluding goodwill and other intangibles, at beginning of period	40,390	37,912	37,912
New business profit on embedded value (%)	7%	8%	8%

II(x) Calculation of free surplus ratio

Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and EEV required capital, divided by EEV required capital.

	2024 $m	2023 $m
	Half year	Half year	Full year
Group free surplus excluding distribution rights and other intangibles	7,908	8,409	8,518
EEV required capital	5,971	5,569	5,984
Total	13,879	13,978	14,502
Free surplus ratio (%)	232%	251%	242%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 August 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer